Mail Stop 3561

March 28, 2008

By Facsimile and U.S. Mail

Edward R. Cameron
President and Chief Executive Officer
Appliance Recycling Centers of America, Inc.
7400 Excelsior Boulevard
Minneapolis, MN 55426-4517

      Re: Appliance Recycling Centers of America, Inc.
                Form 10-K for Fiscal Year Ended December 30, 2006
                Filed March 29, 2007
                File No. 000-19621

Dear Mr. Cameron:

      We have completed our review of your Form 10-K and have no further comments at this time.

                Sincerely,

                Michael Moran
                Accounting Branch Chief